Normopharm, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

NORMOPHARM INC.
Balance Sheet
As of December 31, 2025

	Total
ASSETS	
Current Assets	
Bank Accounts	
Citibank Checking 4340	488.93
Chase Checking 5590	1.78
Citibank Checking 5666	44.99
Chase Checking 8857	12,990.00
Total Bank Accounts	$ 13,525.70
Other Current Assets	
Inventory Asset	21,539.00
Total Other Current Assets	$ 21,539.00
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	$ 0.00
Total Current Assets	$ 35,064.70
TOTAL ASSETS	$ 35,064.70
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	$ 0.00
Long Term Liabilities	
Loan from Shareholder Benjamin Rozenshteyn	70,000.00
Loan from Ecliptica LLC	199,300.00
Total Long Term Liabilities	$ 269,300.00
Total Liabilities	$ 269,300.00
Equity	
Owner's Investment	132,222.72
Retained Earnings	-177,803.61
Net Income	-188,654.41
Total Equity	-$ 234,235.30
TOTAL LIABILITIES AND EQUITY	$ 35,064.70

NORMOPHARM INC.
Balance Sheet
As of December 31, 2024

		Total
ASSETS		
Current Assets		
Bank Accounts		
Citibank Checking 4340		3,366.25
Citibank Checking 5666		8,485.00
Total Bank Accounts	$	**11,851.25**
Other Current Assets		
Inventory Asset		30,983.00
Total Other Current Assets	$	**30,983.00**
Accounts Receivable		
Accounts Receivable (A/R)		0.00
Total Accounts Receivable	$	**0.00**
Total Current Assets	$	**42,834.25**
TOTAL ASSETS	$	**42,834.25**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		0.00
Total Accounts Payable	$	**0.00**
Long Term Liabilities		
Loan from Ecliptica LLC		99,650.00
Total Long Term Liabilities	$	**99,650.00**
Total Liabilities	$	**99,650.00**
Equity		
Owner's Investment		120,987.86
Retained Earnings		-70,474.00
Net Income		-107,329.61
Total Equity	-$	**56,815.75**
TOTAL LIABILITIES AND EQUITY	$	**42,834.25**

NORMOPHARM INC.
Profit and Loss
January 1 - December 31, 2025

		Total
Income		
Amazon Sales		103,142.79
Shopify Sales		7,419.90
Discounts		-1,533.79
Returns		-10,562.21
Total Income	$	**98,466.69**
Cost of Goods Sold		
Cost of Goods		24,309.00
Shipping and Delivery Services		8,413.06
Packaging Materials		5,098.93
Shopify Fees		2,276.00
Amazon Fees		35,539.41
Total Cost of Goods Sold	$	**75,636.40**
Gross Profit	$	**22,830.29**
Expenses		
Advertising & Marketing		65,684.37
Amazon Advertising		84,771.12
Management Services		23,500.00
Bank Charges & Fees		1,630.18
Consulting Services		22,550.00
Job Supplies		335.27
Dues and subscriptions		6,361.37
Office Rent		6,205.65
Travel		446.74
Total Expenses	$	**211,484.70**
Net Operating Income	-$	**188,654.41**
Total Other Income	$	**0.00**
Net Other Income	$	**0.00**
Net Income	-$	**188,654.41**

NORMOPHARM INC.
Profit and Loss
January 1 - December 31, 2024

	Total
Income	
Sales	39,001.24
Returns	-701.06
Total Income	**$ 38,300.18**
Cost of Goods Sold	
Cost of Goods	31,452.69
Shipping and Delivery Services	7,948.13
Packaging Materials	654.00
Amazon Fees	11,233.09
Total Cost of Goods Sold	**$ 51,287.91**
Gross Profit	**-$ 12,987.73**
Expenses	
Advertising & Marketing	44,418.00
Amazon Advertising	23,675.55
Management Services	18,000.00
Bank Charges & Fees	487.00
Job Supplies	91.33
Dues and subscriptions	516.00
Legal and professional fees	979.00
Office Rent	6,175.00
Travel	
Total Expenses	**$ 94,341.88**
Net Operating Income	**-$ 107,329.61**
Total Other Income	**$ 0.00**
Net Other Income	**$ 0.00**
Net Income	**-$ 107,329.61**

NORMOPHARM INC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended	
	December 31 2024	December 31 2025
Cash, cash equivalents and restricted cash, beginning balances	**$0.00**	**$11,851.25**
Operating activities:		
Net Income	($107,329.61)	($188,654.41)
Adjustments to reconcile net income to cash generated by operating activities:	–	–
Depreciation and amortization	–	–
Share-based compensation expense	–	–
Deferred income tax expense (benefit)	–	–
Other	–	–
Changes in operating assets and liabilities:	–	–
Accounts receivable, net	–	–
Inventories	$20,259.00	$9,444.00
Vendor non-trade receivables	–	–
Other current and non-current assets	–	–
Accounts payable	–	–
Deferred revenue	–	–
Other current and non-current liabilities	–	–
Cash generated by operating activities	**($87,070.61)**	**($179,210.41)**
Investing activities:	–	–
Purchases of marketable securities	–	–
Proceeds from maturities of marketable securities	–	–
Proceeds from sales of marketable securities	–	–
Payments for acquisition of property, plant and equipment	–	–
Payments made in connection with business acquisitions, net	–	–
Other	–	–
Cash used in investing activities	–	–
Financing activities:	–	–
Payments for taxes related to net share settlement of equity awards	–	–
Payments for dividends and dividend equivalents	–	–
Repurchases of common stock	–	–
Proceeds from issuance of term debt, net	$99,650.00	$169,650.00
Repayments of term debt	–	–
Proceeds from/(Repayments of) commercial paper, net	–	–
Owner contributions	($728.14)	$11,234.86
Cash provided by financing activities	**$98,921.86**	**$180,884.86**
Increase (Decrease) in cash, cash equivalents and restricted cash	**$11,851.25**	**$1,674.45**
Cash, cash equivalents and restricted cash, ending balances	**$11,851.25**	**$13,525.70**
Supplemental cash flow disclosure:		
Cash paid for income taxes, net		
Cash paid for interest		

NORMOPHARM INC.

STATEMENT OF CHANGES IN EQUITY

For the Years Ended December 31, 2024 and 2025 (USD)

	Owner's Investment	Retained Earnings	Net Income	Total Equity
Balance at January 1, 2024	121,716.00	(70,474.00)	0.00	51,242.00
Owner contributions (net)	(728.14)	-	-	(728.14)
Net income (loss)	-	-	(107,329.61)	(107,329.61)
Balance at December 31, 2024	120,987.86	(70,474.00)	(107,329.61)	(56,815.75)
Balance at January 1, 2025	120,987.86	(177,803.61)	0.00	(56,815.75)
Owner contributions (net)	11,234.86	-	-	11,234.86
Net income (loss)	-	-	(188,654.41)	(188,654.41)
Balance at December 31, 2025	132,222.72	(177,803.61)	(188,654.41)	(234,235.30)

Normopharm, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025

$USD

1. ORGANIZATION AND PURPOSE

Normopharm, Inc. (the "Company") is a corporation organized on November 19,2018 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.